Exhibit 99.1

Biofrontera AG: Total Voting Rights Announcement according to Article 41 of the WpHG

Total voting rights according to article 41 WpHG

Leverkusen, Germany (pta/23.11.2020/11:15)

1. Details of issuer

Biofrontera AG

Hemmelrather Weg 201, 51377 Leverkusen, Deutschland

2. Type of capital measure

Other capital measure (Sec. 41 para. 1 WpHG)

Date of status / date of effect: 23.11.2020

3. New total number of voting rights

47,747,515

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq

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